

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170110

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 19, 2016

Dear Ms. Madden:

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to Pfizer by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

January 10, 2017

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Pfizer Inc.
Incoming letter dated December 19, 2016

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 10% of the company's outstanding common stock the power to call a special shareowner meeting.

We are unable to concur in your view that Pfizer may exclude the referenced portion of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portion of the supporting statement you reference is materially false or misleading. Accordingly, we do not believe that Pfizer may omit the referenced portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ryan J. Adams
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



**Margaret M. Madden**
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

**BY EMAIL** (shareholderproposals@sec.gov)

December 19, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude a portion of the supporting statement of the shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit a portion of the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

## I. The Proposal

The text of the Proposal is copied below:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.
>
> Dozens of Fortune 500 companies allow 10% of shares to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.
>
> This proposal is particularly important because we do not have the opportunity to act by written consent. A majority of Fortune 500 companies provide for shareholders to call special meetings and to act by written consent. Perhaps a proxy advisory firm will recommend that companies like ours, with no written consent opportunity for shareholders, in turn allow for 10% of shareholders to call a special meeting.
>
> Now is a good time to adopt this proposal topic since our stock price has been dead money for the year leading up to the submission of this proposal.

## II. Basis for Exclusion

We hereby respectfully request that the Staff concur with Pfizer's view that the statement identified below may be excluded from the Proposal pursuant to Rule 14a-8(i)(3) because such statement is materially false and misleading.

## III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, by email on November 9, 2016. On November 17, 2016, after confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), Pfizer sent a letter to the Proponent (the "Deficiency Letter") that requested a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date the Proposal was submitted. Pfizer received a letter from Fidelity Investments, dated November 22, 2016, verifying the Proponent's stock ownership as of such date, by email on

November 22, 2016 (the "Broker Letter"). Copies of the Proposal, cover letter, Deficiency Letter, Broker Letter and related correspondence are attached hereto as Exhibit A.

## IV. The Statement Identified Below May be Excluded From The Proposal Pursuant to Rule 14a-8(i)(3) Because Such Statement Is Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits companies to exclude a proposal or a statement that is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Specifically, Rule 14a-9(a) prohibits any statement that is "false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." *See, e.g.*, *Ferro Corp.* (Mar. 17, 2015) (permitting exclusion under Rule 14a-8(i)(3) of a proposal mischaracterizing certain facets of Ohio and Delaware corporate law, noting that the company had "demonstrated objectively that certain factual statements in the supporting statement are materially false and misleading"). In SLB 14B, the Staff acknowledged that companies have relied on Rule 14a-8(i)(3) to exclude statements included in a supporting statement, even if the balance of the proposal and the supporting statement may not be excluded, and indicated that "reliance on [R]ule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the company demonstrates objectively that a factual statement is materially false or misleading."

Consistent with SLB 14B, the Staff has permitted companies to exclude one or more statements from a proposal's supporting statement under Rule 14a-8(i)(3) where those statements were materially false or misleading. *See, e.g.*, *Rite Aid Corp.* (Mar. 13, 2015) (permitting exclusion under Rule 14a-8(i)(3) of a sentence included in the supporting statement falsely claiming, among other things, that the SEC supported the proposal); *Bob Evans Farms, Inc.* (June 26, 2006) (permitting exclusion under Rule 14a-8(i)(3) of a paragraph included in the supporting statement falsely claiming that the proposal had received "tremendous shareholder support"); *Piper Jaffray Cos.* (Feb. 24, 2006) (permitting exclusion under Rule 14a-8(i)(3) of a paragraph included in the supporting statement falsely claiming that management had demonstrated a disregard for shareholders' interests).

In this instance, the supporting statement includes the following materially false and misleading statement: "A majority of Fortune 500 companies provide for shareholders to call special meetings and to act by written consent." According to the database maintained by FactSet Research Systems, Inc. on SharkRepellent.net – a well-respected database for tracking corporate governance statistics – 41.3% of Fortune 500 companies do not permit shareholders to call special meetings and 69.3% of Fortune 500 companies do not permit shareholders to act by written consent.[1] Stated in the positive, the SharkRepellent.net data indicates that 58.7% of Fortune 500 companies permit shareholders to call special meetings and 30.7% of Fortune 500 companies permit shareholders to act by written consent. It is

---

[1] A copy of the SharkRepellent.net report is attached hereto as Exhibit B.

likely the case that not every one of the 30.7% of Fortune 500 companies that permits shareholders to act by written consent also permits shareholders to call special meetings, so the true percentage of Fortune 500 companies giving shareholders both rights is less than 30.7%. In any event, if one assumes – in the light most favorable to the Proponent – that every Fortune 500 company that permits shareholders to act by written consent also permits shareholders to call special meetings, that would amount to 30.7% of Fortune 500 companies, well below the majority of Fortune 500 companies asserted in the Proposal. Therefore, the sentence in the Proposal stating that "[a] majority of Fortune 500 companies provide for shareholders to call special meetings and to act by written consent" is objectively false.

Moreover, Pfizer's current status of permitting shareholders to call special meetings, but not act by written consent, is entirely consistent with a majority of Fortune 500 companies. The sentence of the Proposal referred to above is not only objectively false, it is also misleading because it portrays Pfizer as being in the minority of Fortune 500 companies rather than being in the majority. The Proposal emphasizes this false comparison by referring to the Proposal as "particularly important" due to the inability of shareholders to act by written consent. The false impression conveyed by this portion of the supporting statement could materially impact shareholders' voting decisions and materially and falsely impacts the total mix of information presented to shareholders on this matter.

Given the objectively false statement included in the supporting statement, as well as the significant impact that the false statement could have on shareholder voting decisions, the sentence identified above is materially false and misleading. Accordingly, consistent with SLB 14B and the precedent described above, Pfizer should be able to exclude the sentence from the Proposal to be included in the 2017 proxy materials.

## V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the materially false and misleading sentence identified above from the Proposal to be included its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Margaret M. Madden

Enclosures

cc: John Chevedden

EXHIBIT A

(see attached)

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Ms. Margaret M. Madden
Corporate Secretary
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
PH: 212 773-2323
PH: 212-733-3451
FX: 212-573-1853

Dear Ms. Madden,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,


John Chevedden


Date

cc: Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
Cathleen Doucet <Cathleen.Doucet@pfizer.com>
PH: 212-733-5356
FX: 212-338-1579

[PFE – Rule 14a-8 Proposal, November 9, 2016]
[This line and any line above it is not for publication.]
**Proposal [4] – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of Fortune 500 companies allow 10% of shares to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This proposal is particularly important because we do not have the opportunity to act by written consent. A majority of Fortune 500 companies provide for shareholders to call special meetings and to act by written consent. Perhaps a proxy advisory firm will recommend that companies like ours, with no written consent opportunity for shareholders, in turn allow for 10% of shareholders to call a special meeting.

Now is a good time to adopt this proposal topic since our stock price has been dead money for the year leading up to the submission of this proposal.

Please vote to enhance shareholder value:
**Special Shareowner Meetings – Proposal [4]**
[The line above is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
***FISMA & OMB Memorandum M-07-16***



**Suzanne Y. Rolon**
Director – Corporate Governance
Legal Division

Pfizer Inc.
235 East 42nd Street, 19/6, New York, NY 10017
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx and Email

November 17, 2016

Mr. John Chevedden

***FISMA & OMB Memorandum M-07-16***

***Re: Shareholder Proposal for 2017 Annual Meeting of Shareholders: Special Shareowner Meetings***

Dear Mr. Chevedden:

This letter will acknowledge receipt on November 9, 2016 of your letter, dated November 9, 2016, to Pfizer Inc. submitting a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") for consideration at our 2017 Annual Meeting of Shareholders.

Rule 14a-8(b) of the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 9, 2016, the date the proposal was submitted to the company.

Our records indicate that you are not a registered holder of Pfizer common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the proposal was submitted, which was November 9, 2016, that you beneficially held the requisite number of shares of Pfizer common stock continuously for at least one year preceding and including November 9, 2016.

Sufficient proof may be in the form of a written statement from the record holder of your shares (usually a broker or bank) and a participant in the Depository Trust

Company (DTC)[1] verifying that, at the time the proposal was submitted, you continuously held the requisite number of shares for at least one year.

If the broker or bank holding your shares is not a DTC participant, the proponent also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or email address provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2017 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

If you have any questions, please feel free to contact me directly.

Sincerely,



Suzanne Y. Rolon

cc: Margaret M. Madden, Pfizer Inc.

Attachment

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1 In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories.

## § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( *i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Personal Investing

PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

November 22, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 300 shares of Pfizer, Inc. (CUSIP: 717081103, trading symbol: PFE) since October 1, 2015 and no fewer than 100 shares of Kaman Corporation (CUSIP: 483548103, trading symbol: KAMN) since September 28, 2016.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W774839-22NOV16

EXHIBIT B

(see attached)

Page 18 redacted for the following reason:
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